Mail Stop 3561

November 6, 2007

Adam Anthony
Chief Executive Officer, President and
        Chief Financial Officer
Aftermarket Enterprises, Inc.
4339 Santa Fe Road #48-D
San Luis Obispo, CA 93401-3306

> **Re: Aftermarket Enterprises, Inc.**
> **Amendment No. 2 to Registration Statement on Form SB-2**
> **Filed October 10, 2007**
> **File No. 333-141676**

Dear Mr. Anthony:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>Form SB-2</u>

<u>Dilution, page 10</u>

1. It does not appear that the amounts presented in the "Increase per share attributable to new investors" line item are correct. Please revise as appropriate.

Management Discussion and Analysis of Financial Condition and Results of Operations, page 22

Results of Operations, page 24

2. We note your response to comment 9 of our letter dated August 15, 2007. It does not appear, however, that you have discussed your cost of goods and, in particular, your mark-up policy with respect to the products you buy from your suppliers. Please revise your discussion to briefly explain how you determine your mark-up and how this impacts your ability to make a profit in light of the costs you otherwise discuss here.

Financial Statements

General

3. Please update the financial statements and the related management's discussion and analysis discussion as needed. Your financial statements must include a balance sheet as of a date less than 135 days before the effective date of your registration statement. Refer to Item 310(g) of Regulation S-B.

Aftermarket Enterprises, Inc.

Unaudited Consolidated Statements of Operations and Deficit, page F-3

4. Please tell us why there was no change in reported interest expense from March 31 to June 30, 2007.

5. It appears that Net Loss per Common Share for the six months ended June 30, 2007 should be $0.03 instead of $0.02. Please revise accordingly or otherwise advise.

Note 1. Organization and Summary of Significant Accounting Policies, page F-15

6. Please revise Note 1 to present a separate discussion regarding your accounting policy for Website costs. In this regard, we note from your disclosure in Note 2 that these costs will be amortized over a life of three years.

Income Taxes, page F-14

7. Please expand to provide any applicable disclosures under paragraphs 43-49 of SFAS 109.

Revenue Recognition, page F-15

8. We have reviewed your response and expanded disclosure in response to comment 14 in our letter dated August 15, 2007. Please address the following:

   - You indicate in the first sentence of your revised revenue recognition disclosure that revenue is shipped from the supplier which suggests a revenue recognition policy based on FOB shipping point. However, you then indicate that most products are shipped directly from the manufacturer to the customer and that you maintain the risk and title of these shipments until delivered to the customer. This disclosure suggests a revenue recognition policy based on FOB destination. Based on the details of your response to our comment, it appears that the inconsistency in your policy disclosure may be attributable to your use of FOB shipping point for the products shipped by two of your suppliers and the use of FOB destination for the products shipped by your other suppliers. If so, please further revise your policy disclosure to clarify the differing revenue recognition policies for the different suppliers. Otherwise, please further revise your policy disclosure to more clearly describe your accounting treatment.

   - You indicate in your response that for all standard orders, you wait until the third business day following the "placement of an order" with the supplier before you charge the customer's credit card and recognize revenue. Please confirm, if true, that the supplier ships the order on the same day you place an order with the supplier. Please tell us the process by which you determine that the supplier has made a shipment of the standard order to your customer. Also tell us if you regularly monitor any lag time between the date of your placement of an order and the supplier's shipment of the order.

Note 2. Business Acquisitions, page F-15

9. We have reviewed your response and expanded disclosure in response to comment 15 in our letter dated August 15, 2007. Please further expand Note 2 to provide the disclosures required under paragraph 51(e) of SFAS 141.

10. We note your disclosure to refer to "Exhibit 1" and "Exhibit 2" for the historical financials of Aftermarket Express, Inc. and the pro forma statements related to the business combination. However, we note that the financial statements you describe are not identified as "Exhibit 1" or "Exhibit 2". Please revise your references in such a manner to more appropriately identify where the financial statements can be located within your filing. In this regard, please consider avoiding the use of the term "Exhibit" as this is a term generally used to describe information required under Item 601 of Regulation S-B.

Note 4. Related Party Transactions, page F-15

11. Please expand your disclosure to provide more details regarding the terms of the agreements with two of your major shareholders similar to the disclosure provided on pages 25-26 of your filing. In your revised disclosure, please clarify the maturity dates of the notes. In this regard, we note your disclosure on pages 25-26 that the agreements were entered into on August 17, 2006 and have a term of one year. However, you then disclose that the notes mature on August 31, 2008. Please advise.

Note 5. Restatement, page 16

12. We note that your Consolidated Statements of Stockholders' Equity (Deficit) on page F-18 only reflects a column for the original amounts of Additional Paid-in Capital. Please revise the table to also include a column for the restated amounts of Additional Paid-in Capital.

Aftermarket Express, Inc.

Financial Statements

13. We note from your response to comment 15 in our letter dated August 15, 2007 that you included the audited historical financial statements of Aftermarket Express, Inc. in your filing. However, we note that the audited historical financial statements only reflects the results of operations for the year ended December 31, 2005 and the interim period from January 1, 2006 to the date of acquisition. It appears from the information in your filing that the level of significance of this acquisition exceeds 40% and as such, you are required under Item 310(c)(3) of Regulation S-B to include historical financial statements for the two most recent fiscal years and any interim periods specified in Item 310(b) of Regulation S-B. Accordingly, please revise the historical financial statements of Aftermarket Express, Inc. to include the period ended December 31, 2004 and since you have presented the interim period from January 1, 2006 to August 31, 2006, you must present the comparable prior year interim period from January 1, 2005 to August 31, 2005. In this regard, note that the comparable prior year interim period results of operations may be unaudited.

Note 1. Organization and Summary of Significant Accounting Policies, page F-28

14. Please expand your disclosure to include a description of the revenue recognition policy.

Pro-Forma Consolidated Statement of Operations, page F-30

15. We note your presentation of pro forma information in response to comment 15 in our letter dated August 15, 2007. Please address the following:

- Add an introductory paragraph to discuss your acquisition of Aftermarket Express, Inc. Describe the information presented and indicate that the results of operations are largely derived from the historical financial statements of Aftermarket Express, Inc. presented elsewhere in your filing. Also include disclosure to indicate that that the pro forma statements of operations have been prepared as if the transaction occurred on August 4, 2006.

- Revise your presentation to include the pro forma results of operations for the period ended June 30, 2007. In this regard, note that you are required to present the statements of operations for the latest fiscal year and interim period included in your filing. Refer to Item 310(d) of Regulation S-B

Signatures, page II-4

16. We note your response to comment 20 of our letter dated August 15, 2007. You have not revised your signature block to include the position of principal accounting officer, in addition to the other positions in which he serves. Please revise. Refer to Instruction 1 to Signatures for Form SB-2.

Exhibit 23.2

17. Please have your auditors provide their consent for their report dated September 18, 2007 relating to the financial statements of Aftermarket Express, Inc. in your next amendment.

*   *   *   *   *   *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Regina Balderas, Staff Accountant, at (202) 551-3722 or William Choi, Accounting Branch Chief, at (202) 551-3716, if you have questions regarding comments on the financial statements and related matters. Please contact John Fieldsend, Staff Attorney, at (202) 551-3343, Mara Ransom, Legal Branch Chief, at (202) 551-3264, or me at (202) 551-3720 with any other questions.

Sincerely,

H. Christopher Owings
Assistant Director

cc: Victor D. Schwarz, Esq.
       Via Facsimile